

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2021

Chen Schor
Chief Executive Officer
Adicet Bio, Inc.
500 Boylston Street, 13th Floor
Boston, MA 02116

> **Re: Adicet Bio, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 12, 2021**
> **File No. 333-254193**

Dear Mr. Schor:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences